NO ACT

P.E.
12/23/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

January 29, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-29-15

Amy Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Re: PepsiCo, Inc.
Incoming letter dated December 23, 2014

Dear Ms. Carriello:

This is in response to your letter dated December 23, 2014 concerning the shareholder proposal submitted to PepsiCo by Estella Salvatierra. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Estella Salvatierra
pfox@pfox.org

January 29, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 23, 2014

The proposal requests that ex-gays be included in PepsiCo's Supplier Diversity Program.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(10). We note in particular your representation that the company already includes ex-gays in its Supplier Diversity Program. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PEPSICO

    

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR COUNSEL, CORPORATE GOVERNANCE
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 23, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Estella Salvatierra
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Estella Salvatierra (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Resolved: That ex-gays be included in our Supplier Diversity Program.

The Proposal also references a finding by the Superior Court for the District of Columbia that "ex-gays" are a protected class included within the definition of sexual orientation and thus are protected under the District of Columbia Human Rights Act. *See Parents & Friends of Ex-Gays, Inc. v. Government of the Dist. Office of Human Rights*, No. 08-003662 (D.C. Super. Ct. Jun. 26, 2009). In this regard, "ex-gay" is understood to be a subset of sexual orientation. A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By The Company's Existing Policies Regarding Supplier Diversity

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objective of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); (*Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

In the instant case, the Company has substantially implemented the Proposal under Rule 14a-8(i)(10) because, as requested by the Proposal, the Company already includes "ex-gays...in [the Company's] Supplier Diversity Program." As explained in more detail below, the Company's policies (including those applicable to participation in the Supplier Diversity Program) expressly require promotion of diversity and inclusion and prohibit discrimination on the basis of sexual orientation. As a result, suppliers with different sexual orientations—including "ex-gays"—already can participate in the Company's Supplier Diversity Program in various capacities.

The Company is committed to promoting diversity and inclusion among its suppliers. As a company doing business in more than 200 countries and territories, diversity and inclusion are essential to the Company's success. With respect to supply relationships, an integral part of the Company's mission is a commitment to purchase from a supplier base representative of its employees, consumers, retail customers and communities. The Company furthers this goal through its Supplier Diversity Program, which includes tracking of the Company's spending with minority- and women-owned suppliers,[1] direct purchases from such suppliers and engagement of non-diverse primary suppliers by

---

[1] Tracking under the Supplier Diversity Program is limited to such groups because it is based on applicable government certification programs.

requesting that they incorporate minority- and women-owned suppliers in their business with the Company.[2]

Suppliers with different sexual orientations –including "ex-gays"—may participate in the Company's Supplier Diversity Program, whether through tracking if a supplier is a minority- or woman-owned business or through engagement if a supplier does not fall into one of these groups. This is a result of the Company's policies and procedures that promote diversity and inclusion "in all aspects of [the Company's] business" and prohibit discrimination on the basis of sexual orientation. These policies include the Company's Global Code of Conduct[3] (the "Code of Conduct"), its mandatory Diversity and Inclusion Training, and its Global Supplier Code of Conduct[4] (the "Supplier Code"):

- *The Company's Code of Conduct Promotes Diversity and Inclusion and Prohibits Discrimination on the Basis of Sexual Orientation*

  The Company's Code of Conduct states under "Integrity in Our Marketplace: Our Purpose" that "[w]e should treat all those in the marketplace with whom we come into contact with fairness and integrity. This includes . . . our suppliers." Under "Diversity and Inclusion," it provides: "Each of us *must* respect the diversity, talents and abilities of others" (emphasis added). The Code of Conduct defines "diversity" as "all the unique characteristics that make up each of us," including "sexual orientation." In addition, the "Our Suppliers" section states, "If you are responsible for selecting a supplier, you should base your decision on merit, quality of service and reputation." The "Anti-Discrimination" provision states: "You should *never* discriminate or deny equal opportunity" in matters related to any "term or condition of employment" (emphasis added). It also provides that "employment decisions regarding employees and applicants must always be based on merit, qualifications and job-related performance, without regard to non-job-related characteristics such as . . . [s]exual orientation" or "[a]ny other legally protected status." Finally, the "Human Rights" provision of the Code of

---

[2] *See* http://www.pepsico.com/Purpose/Environmental-Sustainability/Responsible-Sourcing and http://www.pepsico.com/Assets/Download/PEP_2013_Sustainability_Report.pdf.

[3] *See* http://www.pepsico.com/Company/Global-Code-of-Conduct.html.

[4] *See* http://www.pepsico.com/Assets/Download/supplier_code_of_conduct/ENGLISH_SCOC_2013.pdf.

Conduct requires employees to "[p]romote a workplace free of discrimination and harassment"; the Company "recognizes the importance of maintaining and promoting [this and other] fundamental human rights in all of its operations and *throughout [its] supply chain*" (emphasis added).

- *The Company's Code of Conduct Training, Which Is Mandatory for Salaried Employees, Covers Anti-Discrimination Training and Sexual Orientation*

  As part of the Code of Conduct Training required for salaried employees of the Company, participants are instructed that discrimination based on sexual orientation or any other legally protected status is prohibited.

- *The Company's Supplier Code Prohibits Suppliers from Discriminating on the Basis of Sexual Orientation*

  All of the Company's suppliers must adhere to the Supplier Code, which the Company developed to complement the Code of Conduct. Under the Supplier Code, suppliers must "[e]ncourage a diverse workforce and provide a workplace free from discrimination, harassment or any other form of abuse." In addition, any kind of harassment that "creates an intimidating, offensive or hostile work environment will not be tolerated." The Supplier Code's prohibition on "discrimination, harassment *or any other form of abuse*" is comprehensive, and therefore encompasses discrimination on the basis of sexual orientation (emphasis added). The Company's online training on the Supplier Code also reinforces these principles.

As result of these policies and practices, the Company prohibits discrimination on the basis of sexual orientation. Thus, as requested by the Proposal, suppliers with different sexual orientations—including "ex-gays"—already can participate in the Company's Supplier Diversity Program.

The Staff has previously recognized that these Company policies and practices address discrimination based on "ex-gay" status. The Proponent previously submitted to the Company in 2012 (the "2012 Proposal") a shareholder proposal requesting that the Company amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on "ex-gay status." The Staff concurred with the exclusion of the 2012 Proposal under Rule 14a-8(i)(10) because a description of the Company's policies and programs that prohibit discrimination based on all classifications of sexual orientation (similar to what is above) demonstrated that the Company already prohibits discrimination based on "ex-gay status." *PepsiCo, Inc.* (avail. Feb. 14, 2013).

Moreover, the Staff has recognized in other contexts that company policies and practices—like those described above—are sufficient to substantially implement similar shareholder proposals. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 18, 2013) (concurring in the exclusion of a proposal requesting the review and amendment of company policies to include human rights as a guide for international and domestic operations where the company already had comprehensive policies based on numerous international human rights standards and conventions); *Deere & Co.* (avail. Nov. 13, 2012) (same).

More generally, the Staff has consistently concurred that a company may exclude a proposal as substantially implemented when the proposal requests that the company take an action that is a subset of a practice or policy already in place at the company. For example, in *The Talbots, Inc.* (avail. Apr. 5, 2002), the Staff concurred that a company could exclude a proposal as substantially implemented where the proposal requested that the company adopt a code of corporate conduct based on United Nations International Labor Organization human rights standards. In particular, the proponent argued that the company's existing "anti-discrimination provision [wa]s not as comprehensive as the one in the proposal as it d[id] not specifically mention political opinion or social origin." The company argued, and the Staff concurred, that while its code of conduct did not specifically use the words "political opinion or social origin," its code covered "anti-discrimination, in all aspects," including that based on "other personal characteristics or beliefs." *Cf. Lowe's Companies, Inc.* (avail. Mar. 20, 2009) (concurring in the exclusion of a proposal requesting a "store siting" policy "based on" the policy of another company where the company already had a policy that addressed, in different words, the main elements of the other company's policy). Likewise, the Proposal requests that a specific subset of individuals ("ex-gays") be included in a program that already is open to all individuals meeting relevant criteria, regardless of their sexual orientation. Because the Company's policies already prohibit discrimination on the basis of sexual orientation, Company suppliers with different sexual orientations—including "ex-gays"—already can participate in the Company's Supplier Diversity Program. Accordingly, we believe that the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials under Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence concerning this matter to amy.carriello@pepsico.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Estella Salvatierra

EXHIBIT A

Received 11/3

Estella Salvatierra

FISMA & OMB Memorandum M-07-16

November 21, 2014

Mr. Larry D. Thompson
Secretary
Pepsico, Incorporated
700 Anderson Hill Road
Purchase, New York 10577

Dear Mr. Thompson:

I am the owner of 239 shares of Pepsico, Incorporated. I have owned these shares continuously for over one year and will hold them through the time of our annual meeting. At that time, I intend to introduce the following resolution:

Resolved: That ex-gays be included in our Supplier Diversity Program.

Supporting Statement

As our Chairman and CEO, Indira Nooyi, said, "(Pepsico needs) a team that reflects the diversity of our consumers. And that starts with creating a workplace where everyone feels welcome, including our gay, lesbian, bisexual, and transgender employees, suppliers, trade customers and partners."

The Superior Court of the District of Columbia ruled that former homosexuals, or ex-gays, constitute a protected class. By specifically including ex-gays in our Supplier Diversity Program we follow in the spirit of Chairman Nooyi as outlined above. Please vote for this resolution.

Sincerely,



Estella Salvatierra



PEPSICO

    

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

November 25, 2014

VIA CERTIFIED MAIL
Estella Salvatierra

FISMA & OMB Memorandum M-07-16

Dear Ms. Salvatierra:

I am writing on behalf of PepsiCo, Inc. (the "Company"), to acknowledge that the Company received on November 1, 2014, your shareholder proposal that was submitted for consideration at the Company's 2015 Annual Meeting of Shareholders (the "Proposal"). The Company assumes that you are requesting that the Proposal be included in the Company's proxy statement for the Company's 2015 Annual Meeting, and thus have submitted the Proposal pursuant to Securities and Exchange Commission Rule 14a-8 (instead of the Company's Bylaws).

If that is not the case or if you have any questions, please contact me at 700 Anderson Hill Road, Purchase, NY 10577. Alternatively, you may transmit any response to me by facsimile at (914) 249-8109 or email at amy.carriello@pepsico.com or you may call me at (914) 253-2507.

In addition, we would welcome the opportunity to speak with you about the Proposal. Please contact me so we can arrange a time for a conference call. Thank you.

Sincerely,

Amy Carriello
Senior Counsel, Corporate Governance